1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 17, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)
(File Nos. 2-89729; 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new portfolio of the Trust, Senior Loan Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2019. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 202 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 24, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.     Please consider revising the risk disclosure with respect to extended trade settlement of senior loans to include that such trade settlement may take longer than seven days.

Response 1.  The disclosure has been revised accordingly.

Comment 2.     If asset-backed securities are intended to be a principal investment strategy of the Fund, please reference such securities in the applicable strategy sections of the prospectus and specify the type and grade.

Response 2.  We respectfully acknowledge the comment; however, asset-backed securities are not intended to be a principal investment strategy of the Fund and the principal risk disclosure in this regard has been removed.

Comment 3.    Please supplementally disclose the Fund’s anticipated asset allocation to below investment grade non-agency mortgage-backed securities.

Response 3.  Although the Fund does not currently anticipate allocating assets to below investment grade non-agency mortgage-backed securities, it may do so in the future in an amount consistent with its investment objective, strategies and policies.

Comment 4.    Please supplementally confirm that, if the Fund enters into credit default swap arrangements, the Fund covers the full notional amount of each swap agreement where protection is sold.

Response 4.  We hereby confirm that the Fund covers the full notional amount of each credit default swap agreement pursuant to which protection is sold.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 5.    With respect to fundamental investment limitation seven, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 5.  We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

*         *         *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
2